File No. 69-407



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                          ENERGY CORPORATION OF AMERICA
 ................................................................................
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        Claimant:

        Energy Corporation of America
        4643 South Ulster Street, Suite 1100
        Denver, Colorado 80237

         The Claimant is a privately held West Virginia corporation engaged in operating a natural gas distribution system in the Mid-Atlantic area and oil and gas operations in the Rocky Mountain and Appalachian Basins. The Claimant also is engaged in the exploration of oil and natural gas in other parts of the United States and New Zealand. The stockholders of Claimant are as follows: John Mork and Julie Mork (as joint tenants with right of survivorship), Julie Mork, F. H. McCullough, III and Kathy L. McCullough (as joint tenants with right of survivorship), J. Michael

     Forbes (Trustee for Alison P. Mork), J. Michael Forbes (Trustee for Kyle M.
     Mork), A. C. Nielsen, Jr., L. B. Curtis and Rose A. Curtis (Co-Trustees of the Curtis Family Revocable Trust), K. W. Brill, Joseph E. Casabona, Thomas
     R. Goodwin, H. Laban White, Richard E. Heffelfinger, J. Michael Forbes, Donald C. Supcoe, Pamela Gates, J. J. Dorgan, ECA Foundation, Peter H. Coors, David L. Curtis, Leslie McCullough Trust, Meredith McCullough Trust, Kristin McCullough Trust and Katherine F. McCullough Trust.

        Subsidiaries of the Claimant:

        A.   Eastern Systems Corporation
             414 Summers Street
             Charleston, West Virginia 25301

        Eastern Systems Corporation ("ESC") is a West Virginia corporation and a wholly owned subsidiary of Claimant. It is the holding company for Mountaineer Gas Company.

             i.  Mountaineer Gas Company
                 414 Summers Street
                 Charleston, West Virginia 25301

             Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by ESC, engaged in the distribution of natural gas in the State of West Virginia through a 3,600 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.

                 1.  Mountaineer Gas Services, Inc.
                     414 Summers Street
                     Charleston, West Virginia 25301

                     Mountaineer   Gas   Services,   Inc.  is  a  West  Virginia
             corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                 2.  Mapcom Systems, Inc.
                     7345 Whitepine Road
                     Richmond, Virginia 23237

                     Mapcom  Systems,  Inc.  is a Virginia  corporation,  wholly owned by Mountaineer, engaged in automated mapping facilities management and geographic information systems software development and services.

        B.   Eastern American Energy Corporation
             501 56th Street
             Charleston, West Virginia 25304

        Eastern American Energy Corporation ("Eastern American") is a West Virginia corporation, wholly owned by Claimant, primarily engaged in the exploration, development, production, transportation and marketing of natural gas primarily within the Appalachian Basin States of West Virginia and Pennsylvania. Eastern American also has properties in Tennessee, Virginia, Ohio, Illinois and New York.

             i.      Natural Gas Transportation Company
                     501 56th Street
                     Charleston, West Virginia 25304

                     Natural  Gas  Transportation  Company  ("NGT")  is  a  West
             Virginia corporation and is a wholly owned subsidiary of Eastern American. NGT builds compressed natural gas stations and provides compressed natural gas as an alternative motor vehicle fuel.

             ii.     Eastern Marketing Corporation
                     501 56th Street
                     Charleston, West Virginia 25304

              Eastern Marketing Corporation is a West Virginia corporation and a wholly owned subsidiary of Eastern American. Eastern Marketing Corporation markets the majority of Eastern American's natural gas. Eastern Marketing Corporation also buys, sells and markets gas from other third party producers, marketers and end users through the United States.

             iii.    Eastern  Capital  Corporation
                     501 56th Street
                     Charleston, West Virginia 25304

              Eastern Capital Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated in 1992 for the purpose of encouraging and assisting in the creation, development and expansion of West Virginia business by making available venture capital.

            iv.      Eastern Pipeline Corporation
                     501 56th Street
                     Charleston, West Virginia 25304

              Eastern Pipeline Corporation is a West Virginia corporation, wholly owned by Eastern American, which owns two gathering systems in West Virginia. The largest of these systems is the Eastern Pipeline System which consists of approximately seventy-five (75) miles of eight
        (8) inch pipeline and three hundred (300) miles of gathering system.

            v.       Eastern Exploration Corporation
                     501 56th Street
                     Charleston, West Virginia 25304

              Eastern Exploration Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated primarily as a non-recourse-financing vehicle for its annual drilling programs. The majority of the assets of Eastern Exploration Corporation have been conveyed to Eastern American; however, Eastern Exploration Corporation still owns an interest in approximately forty-six (46) wells in the state of West Virginia.

            vi.      Allegheny & Western Energy Corporation
                     501 56th Street
                     Charleston, West Virginia 25304

              Allegheny & Western Energy Corporation ("Allegheny") is a West Virginia corporation, wholly owned by Eastern American, primarily engaged in the operation and management of oil and gas producing properties located in the Appalachian Basin state of West Virginia. Allegheny owns interests in these properties either directly or through joint ventures or partnerships with third parties.

        Allegheny provides all necessary operating services either through its employees and equipment or through subcontractors and arranges for the sale of oil and gas produced therefrom.

                     1.   Gas Access Systems, Inc.
                          501 56th Street
                          Charleston, West Virginia 25304

                     Gas Access  Systems,  Inc. is a West  Virginia  corporation wholly owned by Allegheny, engaged in the marketing of natural gas directly to end-users primarily in the State of West Virginia.

        C.    Westech Energy Corporation
              4643 South Ulster Street Suite 1190
              Denver, Colorado 80237

        Westech Energy Corporation, a Colorado corporation that is wholly owned by Claimant, is an oil and gas exploration and development company.

         D.   Westech Energy New Zealand Limited
              4643 South Ulster Street Suite 1190
              Denver, Colorado 80237

        Westech Energy New Zealand Limited ("WENZL") was incorporated in June, 1995 under the laws of New Zealand under the name of Energy Corporation of New Zealand Limited and is wholly owned by the Claimant. Energy Corporation of New Zealand Limited changed its name to Westech Energy New Zealand Limited on February 19, 1996. WENZL holds a 50 percent interest in one petroleum prospecting license and three petroleum exploration permits covering acreage located in the North Island, New Zealand.

        E.    Westside Acquisition Corporation
              4643 South Ulster Street Suite 1100
              Denver, Colorado 80237

        Westside Acquisition Corporation is a Colorado corporation, wholly owned by Claimant, whose primary asset is an interest in a limited liability corporation that has certain oil producing properties (located in Los Angeles County, California).

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

              Oil and gas producing facilities at Mountaineer Gas Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

              The gas distribution facilities of Mountaineer cover the main population centers of the state of West Virginia and includes pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Equitable Resources Marketing Company, Coastal Gas Marketing, Texaco Gas Marketing, Cabot Oil & Gas Corporation, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation and Eastern American Energy Corporation.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural and manufactured gas distributed at retail.

                         64,560,827 Mcf of natural gas.

        (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      None

        (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      None

        (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                         27,743,438 Mcf of natural gas.


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                 Not applicable.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                 Not applicable.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Not applicable.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                 Not applicable.

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                 Not applicable.

                                    EXHIBIT A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                    EXHIBIT B

     A Financial Data Schedule is attached hereto as Exhibit B.


                                    EXHIBIT C

                                 Not applicable.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                   ENERGY CORPORATION OF AMERICA
                                   -----------------------------
                                        (Name of claimant)



                                   By:    /s/ John Mork
                                      --------------------------
                                   Name:  John Mork
                                   Title: President, Chief Executive Officer



CORPORATE SEAL

Attest:


   /s/ Pamela T. Gates
---------------------------------
Name:  Pamela T. Gates
Title: Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John Mork
Energy Corporation of America
4643 South Ulster Street, Suite 1100
Denver, Colorado   80237

EXHIBIT A

                                           ENERGY CORPORATION OF AMERICA
                                            CONSOLIDATING BALANCE SHEETS
                                              AS OF DECEMBER 31, 1997
                                                     UNAUDITED


                            ECA           EAEC         WESTECH        WENZL      WAC         ESC         TOTAL          ELIM
                            ---           ----         -------        -----      ---         ---         -----          ----
    ASSETS
    ------
Cash                   $ 10,795,499  $  2,918,699  $   411,957  $   391,273  $  32,476  $  1,596,010  $ 16,145,914
Accounts Receivable         377,130    17,424,056      263,298      314,198     28,894    35,041,868    53,449,444
Due from affiliates      21,394,961    (2,295,718) (19,478,606)  (3,031,083)  (773,099)    4,183,545           -
Inventory                        -        160,311                                         17,894,404    18,054,715
Income tax receivable    (5,702,764)      764,405                                          5,132,376       194,017
Deferred income tax      (2,807,000)    1,440,072       29,816                             4,949,642     3,612,530
Prepaid and other           268,223       458,417       58,197                             3,433,605     4,218,442
                       -------------------------------------------------------------------------------------------------------------
 Total current assets    24,326,049    20,870,242  (18,715,338)  (2,325,612)  (711,729)   72,231,450    95,675,062           -
                       -------------------------------------------------------------------------------------------------------------

Oil and gas
  properties                 10,000   188,820,621    9,604,018      214,484                7,650,443   206,299,566
Utility &
  transmission plant             -                                                       166,642,160   166,642,160
Other property            1,214,902    24,096,937      255,825       25,000                1,397,294    26,989,958
Pipelines                        -     17,215,772                                                       17,215,772
                       -------------------------------------------------------------------------------------------------------------
                          1,224,902   230,133,330    9,859,843      239,484       -      175,689,897   417,147,456
Accumulated
  depreciation              (77,814)  (79,212,270)    (141,498)     (11,805)             (19,213,653)  (98,657,040)
                       -------------------------------------------------------------------------------------------------------------
                          1,147,088   150,921,060    9,718,345      227,679       -      156,476,244   318,490,416
                       -------------------------------------------------------------------------------------------------------------

Investment in
  affiliate             185,530,312                                                                    185,530,312    (185,530,312)
Deferred financing
  costs                   7,119,253                                                        2,848,825     9,968,078
Notes receivable                -       1,908,179    2,466,082                1,500,000                  5,874,261
Notes receivable-
  related party              25,000     1,210,741                                                        1,235,741
Deferred utility
  charges                        -                                                         17,770,842   17,770,842
Deferred income taxes    (7,119,677)    7,119,677                                                               -
Other long-term
  assets                     91,965     3,887,803       73,128        5,514     131,449                  4,189,859
                       -------------------------------------------------------------------------------------------------------------
  Total other assets    185,646,854    14,126,400    2,539,210        5,514   1,631,449    20,619,667  224,569,094    (185,530,312)
                       -------------------------------------------------------------------------------------------------------------

TOTAL ASSETS           $211,119,990  $185,917,702  $(6,457,783) $(2,092,419) $  919,720  $249,327,361 $638,734,571   $(185,530,312)
                       =============================================================================================================

                          ENERGY CORPORATION OF AMERICA
                          CONSOLIDATING BALANCE SHEETS
                             AS OF DECEMBER 31, 1997
                                    UNAUDITED



                          Consolidated
                       -----------------
    ASSETS
    ------
Cash                     $ 16,145,914
Accounts Receivable        53,449,444
Due from affiliates               -
Inventory                  18,054,715
Income tax receivable         194,017
Deferred income tax         3,612,530
Prepaid and other           4,218,442
                       -----------------
 Total current assets      95,675,062
                       -----------------

Oil and gas
  properties              206,299,566
Utility &
  transmission plant      166,642,160
Other property             26,989,958
Pipelines                  17,215,772
                       -----------------
                          417,147,456
Accumulated
  depreciation            (98,657,040)
                       -----------------
                          318,490,416
                       -----------------

Investment in
  affiliate                       -
Deferred financing
  costs                     9,968,078
Notes receivable            5,874,261
Notes receivable-
  related party             1,235,741
Deferred utility
  charges                  17,770,842
Deferred income taxes               -
Other long-term
  assets                    4,189,859
                       -----------------
  Total other assets        39,038,781
                       -----------------

TOTAL ASSETS             $ 453,204,259
                       ==================

                                                    ENERGY CORPORATION OF AMERICA
                                                     CONSOLIDATING BALANCE SHEETS
                                                       AS OF DECEMBER 31, 1997
                                                              UNAUDITED


                            ECA           EAEC        WESTECH        WENZL      WAC         ESC          TOTAL        ELIM
                            ---           ----        -------        -----      ---         ---          -----        ----

LIABILITIES & EQUITY
Accounts Payable       $  2,851,240  $ 13,232,093  $   918,439   $   94,456   $   30,000   $ 16,058,203  $ 33,184,431
Current maturities -
  L/T debt                                 52,972                                                              52,972
Short-term borrowings                                                                        43,086,000    43,086,000
Funds held for
  future distrib.                       6,479,564        7,756                                              6,487,320
Income taxes payable     (1,295,634)   (1,704,855)  (1,169,989)                4,170,478                            -
Accrued taxes payable         2,646     5,120,868       15,431                                4,359,911     9,498,856
Overrecovered gas
  costs                                                                                       8,171,886     8,171,886
Other current
  liabilities                                          (69,961)                               8,098,202     8,028,241
                       -------------------------------------------------------------------------------------------------------------
  Total current
    liabilities           1,558,252    23,180,642     (298,324)      94,456    4,200,478     79,774,202   108,509,706
                       -------------------------------------------------------------------------------------------------------------

Long-term debt,
  less current          200,000,000        68,034                                            60,000,000   260,068,034
Deferred revenue                       17,305,740                                                          17,305,740
Deferred income
  taxes                 (13,538,579)   18,265,067     (690,617)                1,821,173     23,140,943    28,997,987
Other long-term
  liability                             1,212,855                                            12,485,391    13,698,246
                       -------------------------------------------------------------------------------------------------------------
  Total long-term
    liabilities         186,461,421    36,851,696     (690,617)           -    1,821,173     95,626,334   320,070,007
                       -------------------------------------------------------------------------------------------------------------

  Total liabilities     188,019,673    60,032,338     (988,941)      94,456    6,021,651    175,400,536   428,579,713

Minority Interest                 -             -            -            -            -              -             -     1,677,192

Stockholders' equity     23,100,317   125,885,364   (5,468,842)  (2,186,875)  (5,101,931)    73,926,825   210,154,858  (187,207,504)

                       -------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES
  AND EQUITY           $211,119,990  $185,917,702  $(6,457,783)  $(2,092,419) $  919,720   $249,327,361  $638,734,571 $(185,530,312)
                       =============================================================================================================


                       CONSOLIDATED
                       ------------

LIABILITIES & EQUITY
Accounts Payable       $ 33,184,431
Current maturities -
  L/T debt                   52,972
Short-term borrowings    43,086,000
Funds held for
  future distrib.         6,487,320
Income taxes payable              -
Accrued taxes payable     9,498,856
Overrecovered gas
  costs                   8,171,886
Other current
  liabilities             8,028,241
                       -------------
  Total current
    liabilities         108,509,706
                       -------------

Long-term debt,
  less current          260,068,034
Deferred revenue         17,305,740
Deferred income
  taxes                  28,997,987
Other long-term
  liability              13,698,246
                       -------------
  Total long-term
    liabilities         320,070,007
                       -------------

  Total liabilities     428,579,713

Minority Interest         1,677,192

Stockholders' equity     22,947,354

                       -------------
TOTAL LIABILITIES
  AND EQUITY            $453,204,259
                       =============



                                                 ENERGY CORPORATION OF AMERICA
                                                  CONSOLIDATING BALANCE SHEETS
                                                    AS OF DECEMBER 31, 1997
                                                           UNAUDITED


                            ECA           EAEC         WESTECH        WENZL      WAC         ESC         TOTAL          ELIM
                            ---           ----         -------        -----      ---         ---         -----          ----
REVENUES:
---------
Utility gas sales &
  transportation       $          -  $          -  $    47,981  $        -   $           $173,396,655  $173,444,636
Gas marketing &
  pipeline sales                      144,953,861            -           -             -            -   144,953,861            -
Oil & gas sales                        21,766,056      174,175           -     2,609,848    3,782,580    28,332,659            -
Well operations &
  service                         -     6,379,232      392,382           -             -    7,616,688    14,388,302            -
Other revenues           (3,098,289)      935,526            -           -      (164,599)     646,614    (1,680,748)   3,098,289
                       -------------------------------------------------------------------------------------------------------------
Total revenues           (3,098,289)  174,034,675      614,538           -     2,445,249  185,442,537   359,438,710    3,098,289
                       -------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES:
-------------------
Utility gas purchased             -             -            -           -             -   93,438,142     93,438,142           -
Gas marketing &
  pipeline cost                   -   142,969,542            -           -             -            -    142,969,542           -
Field & lease
  operational                     -     8,481,841      198,397     250,624     1,127,785    8,019,918     18,078,565           -
Utility operations &
  maintenance                     -             -            -           -             -   21,531,097     21,531,097           -
General and
  administrative          3,057,112     4,665,041      804,925     124,545       189,393   15,560,044     24,401,060    (720,000)
Taxes other than
  income                     14,323     1,742,087       19,476           -        81,276   14,795,687     16,652,849           -
Depletion, depr.,
  amortiz.-O&G                    -     7,520,598       38,521           -       218,229            -      7,777,348           -
Depletion, depr.,
  amortiz.-Other             49,999     2,722,689       37,709      10,522       112,548    8,253,373     11,186,840           -
Impairment &
  exploratory costs               -     4,975,938    5,014,385   1,506,218             -            -     11,496,541           -
                       -------------------------------------------------------------------------------------------------------------
Total operating
  expenses                3,121,434   173,077,736    6,133,413   1,891,910     1,729,231  161,598,261    347,531,985    (720,000)
                       -------------------------------------------------------------------------------------------------------------

INCOME FROM
  OPERATIONS             (6,219,723)      956,939   (5,498,875) (1,891,910)      716,018   23,844,276     11,906,725   3,818,289


OTHER (INCOME) EXPENSE:
-----------------------
Interest                 12,142,517     8,906,917            -        (489)      374,556   16,168,233     37,591,734           -
Gain on sale of
  property                        -      (197,104)    (260,302)     (4,155)   (7,767,815)           -     (8,229,376)          -
Other (income)
  expense                  (861,245)   (3,076,351)       6,150     (28,807)      (83,975)      43,216     (4,001,012)          -
                       -------------------------------------------------------------------------------------------------------------
INCOME BEFORE INC.
  TAXES & MIN. INT.     (17,500,995)   (4,676,523)  (5,244,723) (1,858,458)    8,193,252    7,632,827    (13,454,620)  3,818,289

Provision for
  income taxes           (6,651,508)   (2,218,028)  (1,649,322)          -     4,830,766    2,121,803     (3,566,289)          -
Minority Interest                 -             -            -           -        95,006            -         95,006    (122,926)
                       -------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)      $(10,849,487)  $(2,458,495) $(3,595,401) (1,858,458)   $3,267,480 $  5,511,024   $ (9,983,337)  $3,941,215
                       =============================================================================================================

                       CONSOLIDATED
                       ------------
REVENUES:
---------
Utility gas sales &     173,444,636
  transportation
Gas marketing &
  pipeline sales        144,953,861
Oil & gas sales          28,332,659
Well operations &
  service                14,388,302
Other revenues            1,417,541
                       -------------
Total revenues          362,536,999
                       -------------

COSTS AND EXPENSES:
-------------------
Utility gas purchased    93,438,142
Gas marketing &
  pipeline cost         142,969,542
Field & lease
  operational            18,078,565
Utility operations &
  maintenance            21,531,097
General and
  administrative         23,681,060
Taxes other than
  income                 16,652,849
Depletion, depr.,
  amortiz.-O&G            7,777,348
Depletion, depr.,
  amortiz.-Other         11,186,840
Impairment &
  exploratory costs      11,496,541
                       -------------
Total operating
  expenses              346,811,985
                       -------------

INCOME FROM
  OPERATIONS             15,725,014


OTHER (INCOME) EXPENSE:
-----------------------
Interest                 37,591,734
Gain on sale of
  property               (8,229,376)
Other (income)
  expense                (4,001,012)
                       -------------
INCOME BEFORE INC.
  TAXES & MIN. INT.      (9,636,331)

Provision for
  income taxes           (3,566,289)
Minority Interest           (27,920)
                       -------------
NET INCOME (LOSS)        (6,042,122)
                       =============

                      EXHIBIT B


FINANCIAL DATA SCHEDULE




Period-Type                             Year
Fiscal-Year-End                         Jun-30-1998
Period-Start                            Jan-01-1997
Period-End                              Dec-31-1997
Book-Value                              Per-Book
Total-Assets                            453,204,258
Total-Operating-Revenue                 362,536,999
Net-Income                              (6,042,122)